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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

February 23, 2016

VIA EDGAR
==========
Ms. Lauren Hamilton
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust
(File Nos. 333- 159484 and 811-22298)

Dear Ms. Hamilton:
At your request, we are submitting this letter on behalf of our client, Starboard Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the Sarbanes-Oxley review conducted by the Staff of the Registrant's N-CSR, N-Q, N-PX, and other filings made on behalf of various series of the Registrant.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. Please confirm that the most recent annual reports are available on the Funds' website. We noted at least one instance of an outdated report being posted.
Response.  The Registrant has confirmed that the most recent annual reports are available on the Funds' website.
2.	Comment. With respect to the Summary Prospectus for the Dividend Income Fund, we noted that the Principal Risks included disclosure regarding forward risks associated with underlying fund. Please confirm that going forward the financial statements will include reference to the RIC diversification rules.

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Ms. Hamilton
Securities and Exchange Commission
February 23, 2016

Response.  Going forward, the Financial Statements will reference the RIC diversification rules.
3.	Comment. With respect to the Fundamental Growth Fund, we noted the Fund's schedule of investments included 25% investment of the Fund's assets in the healthcare sector and 20% in the IT sector. Please consider whether sector risks should be identified and disclosed in the Fund's prospectus.
Response.  Going forward, the Registrant will monitor the Fund's investments in various sectors and include sector risk as appropriate.
4.	Comment. With respect to the Goodwood SMID Cap Discovery Fund, we noted the Fund's schedule of investments included up to 38.4% investment of the Fund's assets in the industrials sector. Please consider whether sector risks should be identified and disclosed in the Fund's prospectus.
Response.  Going forward, the Registrant will monitor the Fund's investments in various sectors and include sector risk as appropriate.
5.	Comment. With respect to the SCS Tactical Allocation Fund, we noted the Fund's schedule of investments included up to 26.4% investment of the Fund's assets in the consumer staples sector. Please consider whether sector risks should be identified and disclosed in the Fund's prospectus.
Response.  Going forward, the Registrant will monitor the Fund's investments in various sectors and include sector risk as appropriate.
6.	Comment. With respect to the Management Discussion of Fund Performance for the Dynamic Total Return, please include a discussion of the underlying performance of acquired funds in the future.
Response.  Going forward, the Registrant will include discussion of underlying funds where appropriate.
7.	Comment. For the Arin Large Cap Theta Fund, please cite to the same benchmark.
Response.  Going forward, the same benchmark will be included.
8.	Comment. For the Arin Large Cap Theta Fund, on the line graph, please revise the minimum investment amount for Institutional Class shares to reflect the actual minimum investment for that class, per Instruction 1(d) of Item 27(b)(7) of Form N-1A. We note the same issue for the QCI Balanced Fund, Matisse Discounted Closed-End Fund Strategy and the Goodwood SMID Cap Discovery Fund.

Ms. Hamilton
Securities and Exchange Commission
February 23, 2016

Response.  Going forward, the Registrant will insure that the minimum investment amount in all charts accurately reflect the amounts for all classes and series of the Registrant.
9.	Comment. With respect to the Hypothetical Expenses information, please include the language required by Item 27(d)(1).
Response.  Going forward, the Registrant will include the language required by Item 27(d)(1).
10.	Comment. Please explain why the annual expense ratios differ from the financial statements, for example for the Dividend Income Fund, the amounts had a 100 basis point difference.
Response.  The expense ratios were revised to reflect new expense limitation agreements entered into after the financial statements were prepared.  The annual report and financial statements reflect the combined changes, not the individual year-end expense ratio update.
11.	Comment. For the schedule of investments for Roumell Opportunistic Value Fund, please disclose any assumptions made in fair valuing the securities.
Response.  Going forward, the Registrant will disclose any assumptions.
12.	Comment. For the QCI Balanced Fund, the class of ownership for certain holdings in other funds was not disclosed.
Response.  Going forward, the Registrant will include the class of ownership for its investments in other registered investment companies where applicable.
13.	Comment. Please disclose the total dollar amount and percentage of the portfolio invested in 144A securities and consider whether 144A securities are liquid.
Response.  Going forward, the Registrant will disclose total dollar amounts and percentages for Rule 144A securities.
14.	Comment. With respect to the Statements of Assets and Liabilities for the Dividend Income, there appears to be an approximately $66,000 receivable from the adviser. How frequently does the adviser settle the payments due under the expense limitation agreement?
Response. The Fund's prior investment adviser failed to pay the full amount owed under the expense limitation agreement for a period of six months. Ultimately, the prior adviser paid the amounts owed. The board of the Registrant has since approved a new adviser for the Fund. Further, the Registrant has adopted procedures regarding balances owed by advisers under expense limitation agreements.

Ms. Hamilton
Securities and Exchange Commission
February 23, 2016

15.	Comment. Please discuss similar balances for the Premier Managers Fund, Traditional Equity Fund and Traditional Fixed Income Fund.
Response.  Please see the response to #14 above.
16.	Comment. With respect to the Statement of Operations for the QCI Balanced Fund, please disclose any item greater than 5% per Item 2(d) of Regulation S-X 6-07.
Response.  Going forward, the Registrant will disclose any items greater than 5%.
17.	Comment. For the Arin Large Cap Theta Fund, please explain why the statement of changes in net assets does not tie back to the balance sheet.
Response.  Based on the Registrant's review of the most recently filed annual and semi-annual reports, the net assets referenced in both the statement of changes in net assets and the statement of assets and liabilities match. The Registrant respectfully requests clarification on this comment.
18.	Comment. For the Crescent Funds, please explain the undistributed income of $102,500 in the statement of changes in net assets.
Response.  The undistributed net investment income was due to a roll of revenues less expenses at the end of the fiscal year.
19.	Comment. For the N-CSR for the Arin Large Cap Theta Fund and the Roumell Opportunistic Value Fund, please aggregate fees for items 4a-d and 4g over the last two years.
Response. Going forward, the Registrant will aggregate the fees.
20.	Comment. With respect to various filings (including 24f-2 and N-Q filings), please explain why different officers have signed the forms than for previous filings.
Response. On May 21, 2015, the Registrant has appointed new officers to sign filings on behalf of the Registrant.
21.	Comment. For the N-Q filing for the Goodwood SMID Cap Discovery, please note any difference in the aggregate cost for reporting and tax for cost basis and GAAP basis.
Response.  The cost of call options written must be deducted. There should not be a difference, other than a potential rounding difference.
22.	Comment. On Form N-PX for the Crescent Funds, please break down votes by series and clearly identify each series in the vote summary.
Response. Going forward, the Registrant will break down the votes by series.

Ms. Hamilton
 Securities and Exchange Commission
February 23, 2016

23.	Comment. We noted various amended annual and semi-annual report filings without original versions. Please explain why they are not indicated as amendments on the cover page.
Response. The Registrant has previously reached out to the Edgar staff regarding an issue which prevents the Registrant from filing the reports as originals and the Registrant has been forced to file the reports as amendments.  The Registrant will reach out to the Edgar staff again to attempt to resolve the issue.
*            *            *
Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
3.	The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact the undersigned at 404.817.8531. Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis